UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO-I/A

(Amendment No. 2)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CBS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class B Common Stock, $0.001 Par Value

(Title of Class of Securities)

1248572 02

(CUSIP Number of Class of Securities)

Lawrence P. Tu

Senior Executive Vice President and Chief Legal Officer

CBS Corporation

51 West 52nd Street

New York, New York 10019

(212) 975-4321

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David E. Shapiro

Marshall P. Shaffer

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,166,186,181.00	$145,190.18

(1)	Estimated solely for calculating the filing fee, based on the average of the high and low prices of shares of class A common stock, par value $0.01, of Entercom Communications Corp. (as reported on the New York Stock Exchange on October 17, 2017) into which shares of common stock, par value $0.01, of CBS Radio Inc. being offered in exchange for shares of Class B common stock, par value $0.001, of CBS Corporation will be converted, and paid in connection with Entercom Communication Corp.’s Registration Statement on Form S-4, which was initially filed on April 12, 2017 (Registration No. 333-217273) (the “Entercom Form S-4”), calculated as set forth therein, relating to the transactions described in this Schedule TO.
(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, in connection with the Entercom Form S-4, as set forth therein.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $158,667.24	Filing Party: Entercom Communications Corp.
Form or Registration No.: Registration Statement on Form S-4 (No. 333-217273).	Date Filed: April 12, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by CBS Corporation (“CBS”), with the Securities and Exchange Commission on October 19, 2017 (as amended by Amendment No. 1 filed by CBS with the SEC on November 1, 2017, the “Schedule TO”).

The Schedule TO relates to the offer by CBS to exchange all shares of common stock, par value $0.01 per share (the “Radio Common Stock”), of its wholly owned subsidiary, CBS Radio Inc. (“CBS Radio”), a Delaware corporation, for shares of CBS Class B common stock, par value $0.001 (the “CBS Class B Common Stock”), that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below). As promptly as practicable following completion of the Exchange Offer and, if the Exchange Offer is consummated but is not fully subscribed, or in the event the Exchange Offer is consummated but not all of the shares of Radio Common Stock owned by CBS are exchanged due to the upper limit being in effect, a subsequent pro rata dividend of all remaining shares of Radio Common Stock to holders of CBS Class B Common Stock and CBS Class A common stock, par value $0.001 per share (the “CBS Class A Common Stock” and, together with the CBS Class B Common Stock, the “CBS Common Stock”), whose shares of CBS Common Stock remain outstanding after consummation of the Exchange Offer (the “spin-off”), Constitution Merger Sub Corp. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Entercom Communications Corp. (“Entercom”), will merge with and into CBS Radio, with CBS Radio surviving the merger and becoming a wholly owned subsidiary of Entercom (the “Merger”). Pursuant to the Merger, each share of Radio Common Stock will automatically convert into the right to receive one share of Entercom class A common stock, par value $0.01 (the “Entercom Class A Common Stock”), on the terms and subject to the conditions set forth in the Prospectus, dated October 19, 2017 (the “Prospectus”), the Letter of Transmittal and the instructions to the Letter of Transmittal, copies of which are attached hereto as Exhibit (a)(1)(i) (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”).

In connection with the Exchange Offer, CBS Radio has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-217279) (as amended, the “Registration Statement”) to register the shares of Radio Common Stock offered in exchange for shares of CBS Class B Common Stock tendered in the Exchange Offer and to be distributed in any pro rata dividend in the spin-off. Entercom has also filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-217273) to register the shares of Entercom Class A Common Stock into which shares of Radio Common Stock will be converted in the Merger. The information set forth in the Prospectus and the Letter of Transmittal and the instructions to the Letter of Transmittal therein are incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

This Amendment No. 2 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

Item 4.	Terms of the Transaction

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

(a) Material Terms. If the Exchange Offer is oversubscribed (i.e., if the number of shares of CBS Class B Common Stock validly tendered would result in more than the maximum number of shares of Radio Common Stock being exchanged), then the shares of CBS Class B Common Stock validly tendered and not validly withdrawn will generally be subject to proration (as described in the Prospectus under “The Exchange Offer—Terms of the Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of CBS Class B Common Stock”). CBS intends that this provision will also apply to shares of CBS Class A Common Stock that the holders of which elect to conditionally convert to CBS Class B Common Stock to participate in the Exchange Offer. See “The Exchange Offer—Terms of the Exchange Offer—CBS Class A Common Stock” in the Prospectus for additional information on conditional conversion of CBS Class A Common Stock.

Holders of CBS Class B Common Stock who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver shares or other required documents to the Exchange Agent on or before the expiration date of the Exchange Offer may still tender their shares by properly completing and duly executing a Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedure described in the Prospectus under “The Exchange Offer—Terms of the Exchange Offer—Procedures for Tendering.” CBS intends that this provision will also apply to shares of CBS Class A Common Stock that the holders of which elect to conditionally convert to CBS Class B Common Stock to participate in the Exchange Offer. See “The Exchange Offer—Terms of the Exchange Offer—CBS Class A Common Stock” in the Prospectus for additional information on conditional conversion of CBS Class A Common Stock.

Item 10.	Financial Statements.

Item 10(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

(a) Reference is made to the information set forth in the CBS Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed with the SEC on November 6, 2017, which is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal and Instructions for Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement)

(a)(1)(ii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement)

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement)

(a)(1)(iv)	Form of Notice of Guaranteed Delivery for CBS Class B Common Stock (incorporated by reference to Exhibit 99.5 to the Registration Statement)

(a)(1)(v)	Form of Notice of Withdrawal of CBS Class B Common Stock (incorporated by reference to Exhibit 99.6 to the Registration Statement)

(a)(1)(vi)	Form of Letter to CBS 401(k) Plan Participants (incorporated by reference to Exhibit 99.7 to the Registration Statement)

(a)(1)(vii)	Form of Letter to CBS Radio 401(k) Plan Participants (incorporated by reference to Exhibit 99.8 to the Registration Statement)

(a)(1)(viii)	Form of Notice of Conditional Exercise (incorporated by reference to Exhibit 99.10 to the Registration Statement)

(a)(2)	None

(a)(3)	None

(a)(4)(i)	Prospectus, dated October 19, 2017 (incorporated by reference to the Registration Statement)

(a)(5)(i)*	Press Release by CBS Corporation, dated October 19, 2017

(a)(5)(ii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 19, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on October 19, 2014)

(a)(5)(iii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 20, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on October 20, 2017)

(a)(5)(iv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 23, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on October 23, 2017)

(a)(5)(v)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 24, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on October 24, 2017)

(a)(5)(vi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 25, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on October 25, 2017)

(a)(5)(vii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 26, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on October 26, 2017)

(a)(5)(viii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 27, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on October 27, 2017)

(a)(5)(ix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 30, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on October 30, 2017)

(a)(5)(x)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 31, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on October 31, 2017)

(a)(5)(xi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 1, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on November 1, 2017)

(a)(5)(xii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 2, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on November 2, 2017)

(a)(5)(xiii)	CBS Radio Inc. unaudited consolidated financial statements for the three and nine months ended September 30, 2017 (incorporated by reference to Exhibit 99.1 of CBS Corporation’s Form 8-K filed with the SEC on November 3, 2017) and CBS Radio Inc. supplemental financial information for the three and nine months ended September 30, 2017 (incorporated by reference to Exhibit 99.2 of CBS Corporation’s Form 8-K filed with the SEC on November 3, 2017)

(a)(5)(xiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on November 3, 2017 (incorporated by reference to CBS Corporation’s Form 425 filed with the SEC on November 3, 2017)

(b)	None

Exhibit Number	Description

(c)	None

(d)(i)	Agreement and Plan of Merger, dated as of February 2, 2017, by and among CBS Corporation, CBS Radio Inc., Entercom Communications Corp. and Constitution Merger Sub Corp. (incorporated by reference to Exhibit 2.1 to the Registration Statement)

(d)(ii)	Master Separation Agreement, dated as of February 2, 2017, by and between CBS Corporation and CBS Radio Inc. (incorporated by reference to Exhibit 2.2 to the Registration Statement)

(d)(iii)	Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 10, 2017, by and among CBS Corporation, CBS Radio Inc., Entercom Communications Corp. and Constitution Merger Sub Corp. (incorporated by reference to Exhibit 2.3 to the Registration Statement)

(d)(iv)	Amendment No. 2 to the Agreement and Plan of Merger, dated as September 13, 2017, by and among CBS Corporation, CBS Radio Inc., Entercom Communications Corp. and Constitution Merger Sub Corp. (incorporated by reference to Exhibit 2.4 to the Registration Statement)

(d)(v)	Form of Transition Services Agreement, by and between CBS Corporation and Entercom Communications Corp. (incorporated by reference to Exhibit 10.1 to the Registration Statement)

(d)(vi)	Form of Joint Digital Services Agreement, by and between CBS Corporation and Entercom Communications Corp. (incorporated by reference to Exhibit 10.2 to the Registration Statement)

(d)(vii)	Form of CBS Brands License Agreement, by and between CBS Broadcasting Inc. and CBS Radio Inc. (incorporated by reference to Exhibit 10.3 to the Registration Statement)

(d)(viii)	Form of CBS Brands License Agreement, by and among CBS Broadcasting Inc. and CBS Mass Media Corporation, CBS Radio Inc. and Certain Subsidiaries of CBS Radio Inc. (incorporated by reference to Exhibit 10.4 to the Registration Statement)

(d)(ix)	Form of CBS Brands License Agreement, by and among CBS Broadcasting Inc., CSTV Networks, Inc. d/b/a CBS Sports Network, CBS Sports Radio Network Inc. and CBS Radio Inc. (incorporated by reference to Exhibit 10.5 to the Registration Statement)

(d)(x)	Form of Tax Matters Agreement, by and between CBS Corporation, CBS Radio Inc. and Entercom Communications Corp. (incorporated by reference to Exhibit 10.11 to the Registration Statement)

(e)	None.

(f)	None

(g)	None

(h)(i)	Opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement)

*	previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6 , 2017

CBS CORPORATION

By:	/s/ Joseph R. Ianniello
Name:	Joseph R. Ianniello
Title:	Chief Operating Officer

[Signature Page to SC TO-I/A]